Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Stifel, Nicolaus & Company, Incorporated

787 Seventh Avenue, 11th Floor

New York, New York 10019

November 1, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Spindletop Health Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-254531)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of Spindletop Health Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on November 3, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, DLA Piper LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated November 3, 2021 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Authorized Signatory

STIFEL, NICOLAUS & COMPANY,

INCORPORATED

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director

[Signature Page to Acceleration Request Letter]